UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*




                               Sparta Foods, Inc.
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                                (Name of Issuer)


                          Common Stock, $.01 par value
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                         (Title of Class of Securities)


                                   846573 30 1
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                                 (CUSIP Number)

                                Michael J. Kozlak
                              5049 Green Farms Road
                             Edina, Minnesota 55436
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   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)


                                February 2, 1996
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             (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                        SCHEDULE 13D

---------------------------------                -------------------------------
CUSIP No.    846573 30 1                         Page  2   of  4  Pages
          --------------------
---------------------------------                -------------------------------

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1             NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              Michael J. Kozlak
              ###-##-####

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2             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) [  ]
                                                                       (b) [  ]


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3             SEC USE ONLY


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4             SOURCE OF FUNDS*

              00
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5             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEMS 2(d) or 2(e)


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6             CITIZENSHIP OR PLACE OF ORGANIZATION

              U.S.A.
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         NUMBER OF            7            SOLE VOTING POWER
          SHARES
       BENEFICIALLY
         OWNED BY
           EACH
         REPORTING
          PERSON
           WITH

                                           100,000
                            ----------------------------------------------------
                              8            SHARED VOTING POWER


                            ----------------------------------------------------
                              9            SOLE DISPOSITIVE POWER

                                  203,000 (includes 103,000 shares obtainable upon exercise of options and warrants)
                            ----------------------------------------------------
                             10            SHARED DISPOSITIVE POWER

                                  50,000 (such shares are obtainable upon
                                  exercise of warrants)
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11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            253,000 (includes 153,000 shares obtainable upon exercise of options and warrants)
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12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN [ }
              SHARES*


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13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              3.7%
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14            TYPE OF REPORTING PERSON*

              IN
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



Item 1.           Security and Issuer.

     This statement relates to Common Stock, $.01 par value, of Sparta Foods, Inc., 2570 Kasota Avenue, St. Paul, Minnesota 55108.

Item 2.           Identity and Background.

                  (a)     The person filing this statement is Michael J. Kozlak.

                  (b)      No change.

                  (c)      No change.

                  (d)      No change.

                  (e)      No change.

                  (f)      No change.

Item 3.           Source and Amount of Funds or Other Consideration.

     On February 2, 1996, Mr. Kozlak, through his IRA, acquired 100,000 Units in the Issuer's private placement at a price of $.50 per Unit.

Item 4.           Purpose of Transaction.

                  Mr. Kozlak acquired the Units for investment purposes.

Item 5.           Interest in Securities of the Issuer.

                    (a) Mr.  Kozlak  beneficially  owns  253,000  shares  of the
               Issuer's Common Stock, representing approximately 3.7% of the Issuer's Common Stock. Of such shares, 3,000 are obtainable upon exercise of a director stock option (subject to shareholder approval of such option) and 150,000 shares are obtainable upon exercise of presently exercisable warrants.

                    (b) Mr.  Kozlak has sole voting and  dispositive  power over
               100,000 shares owned by his IRA, has sole dispositive power over 153,000 shares which are obtainable on exercise of options and warrants and shares voting and dispositive power with his spouse over 50,000 shares which are obtainable on exercise of a warrant.

                    (c) On February 2, 1996,  Mr. Kozlak  acquired,  through his
               IRA, 100,000 Units in the Issuer's private placement at a price of $.50 per Unit. Each Unit consists of one share of Common Stock and a warrant to purchase one share of Common Stock at $.75 per share. A promissory note previously issued by the Issuer to Mr. Kozlak was repaid by the Issuer with proceeds from the private placement.

                    (d) As a result  of the  issuance  of  additional  shares of
               Common Stock by the Issuer in its private placement, on February 2, 1996 Mr. Kozlak ceased to be the beneficial owner of more than 5 percent of the Issuer's Common Stock.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

                  None.

Item 7.           Material to be Filed as Exhibits.

                  None.


                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:            February 24, 1996.



                                                 /s/ Michael J. Kozlak
                                                     Michael J. Kozlak